Exhibit 99.10

October 25, 2007

Boards of Directors of

Marshall & Ilsley Corporation

Metavante Corporation and

Metavante Holding Company

Attention: Mr. Randall Erickson

Senior Vice President & General Counsel

770 N. Water Street

Milwaukee, Wisconsin 53202

To the Boards of Directors:

This opinion letter is furnished at the request of Marshall & Ilsley Corporation (“M&I”) for the limited purpose of providing opinions as to solvency of New M&I Corp. (as defined below) and Metavante Holding (as defined below) following the Proposed Transactions (as defined below) and the compliance by M&I, Metavante Holdings and certain related entities with applicable legal capital adequacy requirements relating to distributions to shareholders in connection with the distributions to be made by such entities as part of the Proposed Transactions.

OVERVIEW

Currently M&I is a publicly held company with a number of subsidiaries, which, for simplicity, will be classified as either bank operations referred to herein as M&I Bank (“M&I Bank”) or Metavante Corporation (“Metavante”) operations. M&I Bank operations include a full range of banking services to individuals, businesses and governments; its nonbank subsidiaries operate a variety of bank-related businesses including those providing trust services, residential mortgage banking, capital markets, brokerage and insurance, commercial leasing, and commercial mortgage banking.

Metavante delivers banking and payment technologies to financial services firms and businesses. Metavante products and services drive account processing for deposit, loan and trust systems, image-based and conventional check processing, electronic funds transfer, consumer health care payments, and electronic presentment and payment. Metavante organizes its businesses into two groups: Financial Solutions and Payment Solutions.

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“Proposed Transactions” shall mean the series of transactions enumerated below:

1.	Metavante Holding Company (“Metavante Holding”) is formed by M&I as a direct, wholly owned subsidiary of M&I. Metavante Holding, in turn, forms Montana Merger Sub Inc. (“Merger Sub”), as a direct, wholly-owned subsidiary of Metavante Holding; Metavante Holding also forms New M&I Corporation (“New M&I Corp.”) as a direct, wholly-owned subsidiary of Metavante Holding;
2.	Merger Sub merges with and into M&I, with M&I surviving the merger. In the merger, outstanding M&I shares are converted into shares of Metavante Holding, thereby making Metavante Holding a public company, and the shares of Merger Sub are converted into shares of M&I. As a result of the merger, M&I continues to exist as a direct, wholly owned subsidiary of Metavante Holding as does New M&I Corp.;
3.	M&I is converted (the “M&I Conversion”) from a Wisconsin corporation into a Wisconsin limited liability company, M&I LLC (“M&I LLC”);
4.	M&I LLC distributes the outstanding shares of Metavante to Metavante Holding (the “Metavante Distribution”). Following this distribution, Metavante will become a direct, wholly-owned subsidiary of Metavante Holding (along with M&I LLC and New M&I Corp.);
5.	Warburg Pincus (“WP”) will invest approximately $625.0 million in Metavante Holding (the “Equity Purchase”) and simultaneously with the Equity Purchase, Metavante will borrow approximately $1.75 billion in a term loan facility. In addition, Metavante will have access to a $250 million revolving credit facility. It is expected that the revolving facility will be undrawn at closing. Together, the term loan facility and the revolving credit facility are the bank debt (“Bank Debt”);
6.	Metavante repays approximately $982.0 million of intercompany loans to M&I LLC;
7.	Metavante distributes a dividend of cash to Metavante Holding (the “Metavante Cash Dividend”) of approximately $1.04 billion;
8.	Metavante Holding contributes the membership interests of M&I LLC to New M&I Corp. (the “M&I LLC Contribution’) and will contribute approximately $1.665 billion cash held by Metavante Holding and its subsidiaries (including Metavante) to New M&I Corp. (the “M&I Distribution”); and
9.	A distribution of the shares of New M&I Corp. is made to the public stockholders of Metavante Holding (the “Share Distribution”). As a result of the distribution, both New M&I Corp. and Metavante Holding are public companies, with approximately 25% of the outstanding shares of Metavante Holding being held by WP.

The transactions contemplated in steps 1-9 above and the payment of related fees and expenses are collectively referred to as the “Proposed Transactions.”

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In addition, for purposes of these Opinions, the specific distributions and contributions referred to above, which collectively comprise the Proposed Transactions, may be referred to individually as “the distributions” as applicable.

SOLVENCY TESTS AND DEFINITIONS

In connection with the distributions and the Proposed Transactions, as applicable, which are assumed to be consummated on or around November 1, 2007, you have requested that we render the following written Opinions (collectively, the “Opinions”) in the case of Opinions (a) – (d), as of the date of the declaration of each distribution and at the time of effecting each such distribution and, in the case of Opinion (e), after giving effect to the Proposed Transactions:

(a)	With respect to the Metavante Distribution (i) M&I LLC will be able to pay its debts as they mature or become due (ii) the Fair Value of M&I LLC’s total assets will not be less than the sum of its total Liabilities, (iii) M&I LLC’s assets will not be unreasonably small in relation to its business or the Metavante Distribution and (iv) M&I LLC will have property remaining that does not constitute unreasonably small capital;

(b)	With respect to the M&I LLC Contribution and the M&I Distribution (i) Metavante Holding will be able to pay its debts as they mature or become due (ii) the Fair Value of Metavante Holding’s total assets will not be less than the sum of its total Liabilities, (iii) Metavante Holding’s assets will not be unreasonably small in relation to its business or the M&I LLC Contribution and the M&I Distribution and (iv) Metavante Holding will have property remaining that does not constitute unreasonably small capital;

(c)	With respect to the Metavante Cash Dividend (i) Metavante will be able to pay its debts as they mature or become due (ii) the Fair Value of Metavante’s total assets will not be less than the sum of its total Liabilities, (iii) Metavante’s assets will not be unreasonably small in relation to its business or the Metavante Cash Dividend and (iv) Metavante will have property remaining that does not constitute unreasonably small capital; and

(d)	With respect to the Share Distribution (i) Metavante Holding will be able to pay its debts as they mature or become due (ii) the Fair

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Value of Metavante Holding’s total assets will not be less than the sum of its total Liabilities, (iii) Metavante Holding’s assets will not be unreasonably small in relation to its business or Share Distribution and (iv) Metavante Holding will have property remaining that does not constitute unreasonably small capital;

(e)	With respect to consummation of the Proposed Transactions, each of Metavante Holding, Metavante, New M&I Corp. and M&I will (i) be able to pay each of their respective debts as they mature or become due (ii) the Fair Value and Present Fair Saleable Value of each of their respective assets will not be less than the sum of each of their respective aggregate Liabilities; (iii) each of their respective assets will not be unreasonably small in relation to each of their respective businesses and (iv) each will have property remaining that does not constitute unreasonably small capital.

For purposes of this Letter Agreement, M&I, M&I LLC, New M&I Corp., Metavante Holding and Metavante may each be referred to as the “subject entity” or collectively as the “subject entities”.

For purposes of determining Fair Value and Present Fair Saleable Value (each as defined below), the Opinions value the aggregate assets of each subject entity in question, on a going concern basis after, and giving effect to, consummation of the relevant distribution or the Proposed Transactions, as applicable. For purposes of these Opinions, the following terms will have the meanings set forth below:

(1)	“able to pay its debts as they mature or become due” means that assuming the distributions in question or the Proposed Transactions, as applicable, have been consummated as proposed during the period covered by the financial projections for the periods 2007-2011, in the case of clauses (a), (b), (d), (e), and (h) below and for the periods 2007-2012, in the case of clauses (c), (f), and (g) below, of: (a) M&I LLC before the Metavante Distribution received by us on September 24, 2007 (the “M&I LLC Before Financial Projections”); (b) M&I LLC after the Metavante Distribution received by us on September 24, 2007 (the “M&I LLC Financial Projections”); (c) Metavante before and after the Metavante Cash Dividend received by us on October 8, 2007 (the “Metavante Before Financial Projections” and the “Metavante

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After Financial Projections” respectively); (d) Metavante Holding before and after both the M&I LLC Contribution and the M&I Distribution received by us on September 24, 2007 (the “Metavante Holding Financial Projections”); (e) Metavante Holding before the Share Distribution received by us on September 24, 2007 (the “Metavante Holding before the Share Distribution Financial Projections”); (f) Metavante Holding after the Share Distribution received by us on October 4, 2007 (the “Metavante After Share Distribution Financial Projections”); (g) Metavante and Metavante Holding after the Proposed Transactions received by us on October 4, 2007 (the “Metavante After Financial Projections”); and (h) New M&I Corp. and M&I LLC after the proposed Transactions received by us on September 24, 2007 (the “M&I After Financial Projections”). Collectively for purposes of these Opinions the M&I LLC Before Financial Projections, the M&I LLC Financial Projections, the Metavante Before Financial Projections, the Metavante After Financial Projections, the Metavante Holding Financial Projections, Metavante Holding before the Share Distribution Financial Projections, Metavante After Share Distribution Financial Projections, the Metavante After Financial Projections, the M&I After Financial Projections will be referred to as the “Financial Projections”;

(2)	“Commercially Reasonable Period of Time” means at least twelve months for a willing buyer and a willing seller to agree on price and terms, plus the time necessary to complete the sale;

(3)	“Contingent Liabilities” means the maximum stated amount of Liabilities that are not absolute and which have been identified to us and valued by responsible officers and employees of each of M&I and Metavante, their respective accountants and financial advisors, and such other experts as we deemed necessary to consult, and which have been represented to us by each of M&I and Metavante as all that exist and as reasonable. American Appraisal has not independently valued or estimated such Contingent Liabilities, but has accepted such amount after consultation with responsible officers and employees of each of M&I and Metavante, and/or such industry, economic and other experts as we deemed necessary to consult. Such Contingent

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Liabilities may not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5 and therefore may not be recorded as liabilities under Generally Accepted Accounting Principles (“GAAP”);

(4)	“Debts” means the following as disclosed to us by management of each of M&I and Metavante for the subject entity in question: (i) all indebtedness of for borrowed money; (ii) all obligations of evidenced by bonds, debentures, notes and other similar instruments; (iii) all lease and mortgage obligations; and (iv) all debt of other persons guaranteed.

(5)	“Fair Value” means the amount at which the aggregate assets would change hands between a willing buyer and a willing seller, within a Commercially Reasonable Period of Time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both;

(6)	“Liabilities” means Debts or other obligations specifically identified to us by management of M&I and Metavante (whether matured or unmatured, secured or unsecured, fixed or contingent, accrued or unaccrued, including Contingent Liabilities).

(7)	“Present Fair Saleable Value” means the amount that may be realized if the aggregate assets are sold with Reasonable Promptness in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise;

(8)	“Reasonable Promptness” means a period of time of nine to twelve months for a willing buyer and a willing seller to agree on price and terms, plus the time necessary to complete the sale;

(9)	“will not have property remaining that does not constitute unreasonably small capital” means that the subject entity will not lack sufficient capital for the needs and anticipated needs for capital of its business, including Contingent Liabilities of which we have specific knowledge, as management has stated it is, and

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proposed to be, conducted following the distributions in question or the Proposed Transactions, as applicable;

(10)	“assets will not be unreasonably small in relation to its business or the (applicable transaction)” means that the subject entity will not lack sufficient capital for the needs and anticipated needs for capital of its business as management of such entity has stated it is and proposed to be conducted following the distribution in question or the Proposed Transactions as applicable;

(11)	“asset” or “assets” means aggregate property of a debtor, but does not include (i) property to the extent it is encumbered by a valid lien; (ii) property to the extent it is generally exempt under nonbankruptcy law; or (iii) an interest in property held in tenancy by the entireties to the extent it is not subject to process by a creditor holding a claim against only one tenant; and

(12)	“property” means anything that may be the subject of ownership.

Other definitions, as applicable, can be found in the Uniform Fraudulent Transfer Act, as adopted by the State of Wisconsin at the date of this Letter Agreement.

No representation is made herein as to the sufficiency of the above definitions for any other purpose. The forgoing definitions are used solely for setting forth the scope our Opinions.

VALUATION METHODOLOGY

In rendering our Opinions, we have valued the aggregate assets, on a going concern basis, of each of the subject entities, immediately before and after, and giving effect to the distribution as applicable or the Proposed Transactions, including the associated indebtedness incurred or remaining outstanding in connection therewith (as applicable). The valuation included the aggregate assets of each of the subject entities or total invested capital as represented by the total net working capital, tangible plant, property and equipment, and intangible assets of the business enterprise. We believe that this is a reasonable basis to value each of the subject entities. Nothing has come to our attention that causes us to believe that each of the subject entities before or after the relevant distribution, or after the Proposed Transactions, as applicable, is not a going concern.

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The determination of Fair Value and Present Fair Saleable Value is based on the generally accepted valuation principles used in the market as of the date hereof as they apply to the relevant businesses of each subject entity in question and discounted cash flow approaches, described as follows:

Market Approach – This approach is based on correlation of: (a) current stock market prices of publicly held companies whose businesses are similar to that of each of the subject entities and market price paid by acquirors of total or controlling ownership in such businesses; and (b) acquisition prices paid for total ownership positions in businesses whose lines of business are similar to that of each of the subject entities.

Discounted Cash Flow Approach – Based on the present value of the future Debt-free operating cash flow of each of the subject entities as estimated by the management of the respective subject entity and contained in the Financial Projections. We will assume no responsibility for the accuracy or validity of such estimates or of the Financial Projections. The Present Value will be determined by discounting the projected operating cash flow, as reflected in the Financial Projections, at a rate of return that reflects the financial and business risks of each of the subject entities.

Our Opinion of Fair Value and Present Fair Saleable Value is subject to the following conditions, qualifications and limitations:

(i)	Any sale of each of the subject entities including the underlying assets thereof, will be completed as the sale of an ongoing business entity; and

(ii)	In determining the Fair Value and Present Fair Saleable Value of the assets of each of the subject entities, any taxes or Transaction costs which may be owed by each of the subject entities, as a result of the Transaction, other than those specifically identified in the Financial Projections, were not considered.

For purposes of this opinion we assume (without investigation) that each of the subject entities would be saleable as a separate business enterprise. We have not been requested to identify, and have not identified, potential purchasers or to ascertain the actual prices and terms under which each of the subject entities can currently be sold. Furthermore, because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether each of the subject entities could actually be sold for amounts we opine to be the

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Fair Value and Present Fair Saleable Value.

FINANCIAL RESULTS AND PROJECTIONS

In connection with the analysis underlying the Opinions, we were provided historical and projected operating results for each of the subject entities (the Financial Projections as previously defined). In addition to this information, we were provided other operating data and information all of which has been accepted, without investigation or independent verification, as representing a fair statement of historical and projected results of each of the subject entities, in the opinion of the management of M&I and of Metavante. We have accepted all financial statements and information and all Financial Projections at face value without investigation or independent verification. In addition, we are not responsible for any errors or inaccuracy in such projections, information, or data. With regard to such projections, information and data, in the course of our review, we have not learned any specific facts which would lead us to believe that our acceptance and reliance on such projections, information and data was unreasonable.

We have not investigated or independently verified the accuracy and completeness of the Financial Projections and forecasts, or any of the assumptions, estimates, or judgments referred to therein, or the basis therefore. No assurances can be given that such Financial Projections and forecasts can be realized or that actual results will not vary materially from those projected. During the course of our engagement no specific facts have been disclosed to us which would lead us to believe that any information reviewed by us or presented to us in connection with our rendering of the Opinions is inaccurate in any material respect. We have not learned specific facts which demonstrate it was unreasonable for us to utilize and rely upon the Financial Projections, financial statements, assumptions, description of the business and Liabilities, estimates and judgments of the management of M&I and of Metavante, and their respective counsel, accountants and financial advisors. Our Opinions are necessarily based on business, economic, market and other conditions as known to us and as currently exist and as they can be evaluated by us at the date of these Opinions.

CONTINGENT LIABILITIES

In the course of our review of Contingent Liabilities, the areas brought to our attention by the managements of M&I and of Metavante included: (i) tax matters; (ii) loan risk; (iii) labor relations; (iv) internal audit and controls; (v) regulatory constraints; (vi) insurance and risk management; (vii) corporate security programs; and (viii) various lawsuits and claims filed and/or pending against the subject entities.

We have determined that reserves for the Contingent Liabilities have been made in each of the subject entities pro forma balance sheets at June 30, 2007 or at September 30, 2007 as applicable, as either reflected in the Financial Projections for the subject entity or entities or

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separately provided by M&I or Metavante (the “Initial Pro Forma Balance Sheets”), prepared and furnished to us by the management of M&I and Metavante, and provisions for the ongoing expenses related to these issues have been included with the projection of income and expenses presented in the Financial Projections, and are considered in our valuation study as ongoing business operating expenses. There can be no assurance that such reserves are or will be adequate. We have taken these Contingent Liabilities into account in rendering our Opinions and have concluded that such Contingent Liabilities and identified related ongoing expenses do not require any qualification of our Opinions. This involves the exercise of judgment on our part. Our conclusion is based on, among other things, (i) our review of various acquisition transactions, including leveraged transactions and significant debt-financed recapitalization transactions, involving corporations engaged in businesses similar to those of the subject entities; (ii) the opinion of the managements of M&I and Metavante that the issues concerning various lawsuits, claims and other Contingent Liabilities will not have a material adverse effect on the financial position of each of the subject entities; and (iii) our discussions with the managements of M&I and Metavante, their accountants, consultants and counsel concerning the various lawsuits, claims and other Contingent Liabilities identified to us.

We have assumed that as of the effective date of the distributions or the Proposed Transactions, as applicable, the total identified Liabilities of each of the subject entities will be only those Liabilities set forth in its respective “Pro Forma Balance Sheet” (defined below) and incorporated in the Financial Projections that were prepared by M&I and Metavante and furnished to us by the management of M&I and Metavante and their financial advisors. In the course of our engagement, no specific facts have come to our attention, which would lead us to believe such assumptions to be unreasonable. For purposes of these Opinions, the “Pro Forma Balance Sheet” for each of the subject entities is the Initial Pro Forma Balance Sheet, as applicable and as adjusted to give effect to (a) the planned distribution or the Proposed Transactions, as applicable; (b) the application of the proceeds of any financing, as applicable; and (c) restated by us to reflect the Fair Value or Present Fair Saleable Value of the subject entity as applicable.

The management of each of M&I and Metavante have represented to us, and we have relied on their representation, that no adverse changes have occurred since their preparation, which would materially impact the content of each of the subject entities’ Initial Pro Forma Balance Sheets and Financial Projections. No specific facts have come to our attention, which would lead us to believe our reliance on such representations would be unreasonable.

OPINION CONDITIONS, ASSUMPTIONS AND LIMITATIONS

We have assumed, without investigation or independent verification, that the Initial Pro Forma Balance Sheets and Financial Projections of the subject entities, provided to us by M&I or by

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Metavante, have been reasonably prepared and reflect the best currently available estimates, after the consummation of the distributions or the Proposed Transactions, as applicable, of the future financial results and conditions of the subject entities, and that there has been no material adverse change in the assets, financial condition, business or prospects of the subject entities, since the date of the most recent financial statements made available to us. No specific facts have come to our attention, which would lead us to believe that it would be unreasonable for us to rely on such Initial Pro Forma Balance Sheets or the Financial Projections. Further, our Opinions are subject to the following conditions, assumptions and limitations:

(i)	The Transaction is consummated as described herein;

(ii)	The operating cash flow of each of the subject entities, as represented by the Financial Projections, will be made available and used to satisfy its Liabilities as they mature;

(iii)	Our Opinion of each of the subject entities’ ability to be able to pay their Debts and other Liabilities, including Contingent Liabilities as they mature, is limited to the period of time of the Financial Projections for each subject entity;

(iv)	Any indebtedness of each subject entity will be permitted to be refinanced in conformity with common business practice;

(v)	All information and documents (including all financial information) provided by M&I and Metavante and third parties is accurate and complete in all material respects; Transaction Documents will not be materially changed; all responses to questions and inquiries by us to M&I and Metavante and third parties have been accurate and complete in all material respects; and all material facts concerning the proposed Transaction have been disclosed to us;

(vi)	We have not independently tested the accuracy of information (including financial information and projections) provided to us by the management of each of M&I and Metavante and assume no responsibility therefore;

(vii)	We have assumed that the term sheet for the $1.75 billion Metavante term facility and the $250.0 million Metavante revolving facility dated October 5, 2007 and the draft credit agreement dated October 22, 2007 are representative of the final terms and conditions of the term facility and the revolving facility in all material respects; and

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(viii)	The Proposed Transactions are assumed to be tax free for U.S. tax purposes.

OPINION DUE DILIGENCE

In connection with our Opinions, we have made the following reviews, studies, analysis, and consultations, as we have deemed necessary under the circumstances:

(i)	Reviewed the transaction documents (“Transaction Documents”) consisting of the Investment Agreement, Separation Agreement, Shareholders Agreement, and various service agreements and the term sheet for the senior secured credit facility and the draft credit agreement ;

(ii)	Reviewed SEC reporting and filing documents, including but not limited to the Form 14A – Proxy statement dated September 20, 2007 and the Form S-4 Registration statement dated May 22, 2007 (in each case, including subsequent amendments and supplements through the date hereof);

(iii)	Reviewed the Financial Projections and inquired of management of M&I and Metavante as to the foundation for any such projections and the basic assumptions made in the preparation of the Financial Projections relating to the type of business, geographic markets, economic conditions, and capital facilities and working capital requirements;

(iv)	Reviewed audited and unaudited historical financial statements of each of M&I and Metavante including income statements, balance sheets and cash flow statements as provided by management of each of M&I and Metavante and their respective accounting firms:

(v)	Visited the current headquarters and selected facilities of each of M&I and Metavante to discuss historical and projected operating results and industry data for each, including the impact of future trends on the industry for New M&I Corp. and Metavante Holding,

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as well as the effects of consummating the Proposed Transactions;

(vi)	Reviewed select internal financial analyses and other internally generated financial data provided by management of each of M&I and Metavante, including asset valuations, if any;

(vii)	Inquired of management of each of M&I and Metavante as to estimated levels of cash and working capital required by each of M&I, M&I LLC, New M&I Corp., Metavante and Metavante Holding following consummation of the distribution in question or the Proposed Transactions, as applicable;

(viii)	Reviewed select publicly available economic, financial and market information as it relates to the business operations of each of the M&I and Metavante;

(ix)	Reviewed select publicly available information regarding businesses similar to each of M&I and Metavante and investigated the financial terms and post-transaction performance of recent acquisitions of businesses similar to each of M&I and Metavante and operating in a reasonably similar markets;

(x)	Met with members of the senior management of each of M&I and Metavante, to discuss the business, properties, past history, results of operations and prospects of each of M&I and Metavante, including discussions of the competitive environment in which each of New M&I Corp. and Metavante Holding will operate and the impact of consummation of the Transactions on operations;

(xi)	Discussed certain distribution and Proposed Transaction-related matters with representatives of each of M&I and Metavante and where applicable, each of M&I’s and Metavante’s independent accounting firm, financial advisors and counsel;

(xii)	Discussed all of the foregoing information, where appropriate, with management of M&I and Metavante, and their respective employees and agents; and

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(xiii)	Conducted such other studies, analyses and inquiries, as we deem necessary for purposes of the Opinions.

Our Opinions are to be used only for the purpose stated herein. Neither M&I, Metavante Holding and Metavante nor their respective Board of Directors may use or rely upon our Opinions for any other purpose. Other persons may not use or rely upon our Opinions.

Our Opinions are intended only to supplement, not substitute for other due diligence required in connection with the proposed Transaction or any related transaction.

OPINION

Based upon and subject to the foregoing, and in reliance thereon, it is our Opinion, as of this date, that, in the case of Opinions (a) – (d), as of the date of declaration of each distribution and at the time of effecting each such distribution and, in the case of Opinion (e) after giving effect to the Proposed Transactions, (assuming that such distributions or Proposed Transactions, as applicable, are consummated in all material respects as proposed and described herein, and that all liabilities mature as management of M&I and Metavante have represented to us):

(a)	With respect to the Metavante Distribution (i) M&I LLC will be able to pay its debts as they mature or become due (ii) the Fair Value of M&I LLC’s total assets will not be less than the sum of its total Liabilities, (iii) M&I LLC’s assets will not be unreasonably small in relation to its business or the Metavante Distribution and (iv) M&I LLC will have property remaining that does not constitute unreasonably small capital;

(b)	With respect to the M&I LLC Contribution and the M&I Distribution (i) Metavante Holding will be able to pay its debts as they mature or become due (ii) the Fair Value of Metavante Holding’s total assets will not be less than the sum of its total Liabilities, (iii) Metavante Holding’s assets will not be unreasonably small in relation to its business or the M&I LLC Contribution and the M&I Distribution and (iv) Metavante Holding will have property remaining that does not constitute unreasonably small capital;

(c)	With respect to the Metavante Cash Dividend (i) Metavante will be able to pay its debts as they mature or become due (ii) the Fair

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Value of Metavante’s total assets will not be less than the sum of its total Liabilities, (iii) Metavante’s assets will not be unreasonably small in relation to its business or the Metavante Cash Dividend and (iv) Metavante will have property remaining that does not constitute unreasonably small capital;

(d)	With respect to the Share Distribution (i) Metavante Holding will be able to pay its debts as they mature or become due (ii) the Fair Value of Metavante Holding’s total assets will not be less than the sum of its total Liabilities, (iii) Metavante Holding’s assets will not be unreasonably small in relation to its business or Share Distribution and (iv) Metavante Holding will have property remaining that does not constitute unreasonably small capital; and

(e)	With respect to consummation of the Proposed Transactions, each of Metavante Holding, Metavante, New M&I Corp. and M&I will (i) be able to pay each of their respective debts as they mature or become due (ii) the Fair Value and Present Fair Saleable Value of each of their respective assets will not be less than the sum of each of their respective aggregate Liabilities; (iii) each of their respective assets will not be unreasonably small in relation to each of their respective businesses and (iv) each will have property remaining that does not constitute unreasonably small capital.

It is understood that these Opinions are limited to the matters set forth herein as of the date hereof, and no opinion may be inferred or implied beyond the matters expressly contained herein or beyond the date hereof (forward-looking statements notwithstanding). These Opinions are being provided solely for the information of the above-referenced addressees. These Opinions and the reviews, analyses, studies and consultations performed in connection herewith and therewith are (i) limited to matters within the scope of our engagement as set forth in the engagement letter, dated March 22, 2007, from us addressed to Marshall & Ilsley Corporation and Metavante Holding Company, and accepted by Marshall & Ilsley Corporation on March 23, 2007, and (ii) subject to the covenants, representations and warranties of M&I and the specifications and indemnifications described in the engagement letter.

In providing the Opinions expressed herein, American Appraisal is acting as an independent third party consultant, and as such is not to be considered an advocate for either M&I, before the Proposed Transactions, or New M&I Corp. and M&I, after the Proposed Transactions, or for

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any of the additional addresses provided reliance herein should any dispute arise between the parties concerning the Proposed Transactions.

It is further understood, that the Opinions are not to be quoted, or referred to, in whole or in part without our prior written consent, in any written document other than a reference in (i) Transaction Documents, (ii) the filing and disclosure of the Opinions in connection with registration statements, proxy statements and other documents filed with the Securities and Exchange Commission (the “SEC”) and filings with any state securities commission or blue sky authority, or other governmental authority or agency; (iii) the use or disclosure of the Opinions upon the demand, order or request of any court, administrative or governmental agency or regulatory body (whether or not such demand, order or request has the force of law) or as may be required or appropriate in response to any summons, subpoena, or discovery requests; (iv) the disclosure of this Opinion in connection with (A) the Transaction; (B) an audit of any of the subject entities by an independent public accountant or any administrative agency or regulatory body; or (C) the exercise of any right or remedy, defense or claim against a third party by any of the subject entities in any litigation, or any governmental proceeding or investigation to which any of the subject entities is subject or purported to be subject; (v) the disclosure of the Opinion as may be requested, required or ordered in, or to protect any of the subject entities’ interest in, any litigation, governmental proceeding or investigation to which any of such persons or entities is subject or purported to be subject arising out of the Transaction; or (vi) the disclosure of the Opinion as otherwise required by law, order, regulation or ruling applicable to any of the subject entities.

Respectfully submitted,

AMERICAN APPRAISAL

By: Nancy M. Czaplinski

No third party shall have the right of reliance on this opinion and neither receipt nor possession of this opinion by any third party shall create any express or implied third-party beneficiary rights.